UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment #2)
(Rule 13d-102)

Under the Securities Exchange Act of 1934

American Greetings Corporation
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

026375105
(CUSIP Number)

10/5/2009
(Date of Event Which Requires Filing of this Statement)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 026375105	13G	Page 2 of 5 Pages
1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

TowerView LLC. Employer I.D. # 13-4159490
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Citizenship or Place of Organization

State of Delaware
	5	Sole Voting Power
Number of
Shares		1,784,600
Beneficially	6	Shared Voting Power
Owned By
Each		0
Reporting	7	Sole Dispositive Power
Person
With		1,784,600
	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,784,600
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented By Amount in Row (9)

4.9%
12	Type of Reporting Person

PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is American Greetings Corporation (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at One American Road Cleveland, Ohio 44144

Item 2(a).	Name of Person Filing:

This report is being filed by TowerView LLC (the "Reporting Person").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Reporting Person's principal business address is 500 Park Avenue, New York, New York 10022.

Item 2(c).	Citizenship:

The Reporting Person is a Limited Liability Company organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities:

The report covers the Issuer's Class A Common Shares (the "Shares"), Par value $1 per share.

Item 2(e).	CUSIP Number:

The CUSIP number of the Shares is 026375105.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker and dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

(a) Amount beneficially owned: As of October 5, 2009 the Reporting Person beneficially owned 1,784,600 shares (the "Shares") of Common Stock.

(b) Percent of class: As of July 6, 2009 the Issuer had outstanding 35,919,772 shares of Class A Common Shares. The 1,784,600 shares of Class A stock held beneficially by the Reporting Person represented 4.9% of the outstanding shares of Common Stock.

(c) Number of Shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote – 1,784,600 shares;

(ii)	shared power to vote or to direct the vote -- none;

(iii)	sole power to dispose or direct the disposition of -- 1,784,600 shares; and

(iv)	shared power to dispose or to direct the disposition of -- none.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2009
(Date)

/s/ Daniel R. Tisch
(Signature)

Daniel R. Tisch
Authorized Signatory
TowerView LLC
(Name/Title)

Page 5 of 5 Pages